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                                                                 EXHIBIT 99.17D4
                       Capital Apartment Properties, Inc.
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                               Rockville, Maryland

RE: Capital Realty Investors Tax Exempt Fund Limited Partnership, Series I (AMEX Symbol: CRA), Capital Realty Investors Tax Exempt Fund Limited Partnership, Series II (AMEX Symbol: CRB), and Capital Realty Investors Tax Exempt Fund Limited Partnership, Series III (AMEX Symbol: CRL)

     FOR IMMEDIATE RELEASE:

               CAPITAL RESPONDS TO DOMINIUM TAX EXEMPT FUND LETTER

ROCKVILLE, MARYLAND, October 3, 1996-Capital Apartments Properties, Inc. ("CAPREIT") responded strongly to the false allegations and misstatements set forth in a press release and in a letter to investors by the recently organized Dominium Tax Exempt Fund L.L.P. attacking the proposed merger of affiliates of CAPREIT with Capital Realty Investors Tax Exempt Fund Limited Partnership, Series I (AMEX Symbol: CRA), Capital Realty Investors Tax Exempt Fund Limited Partnership, Series II (AMEX Symbol: CRB), and Capital Realty Investors Tax Exempt Fund Limited Partnership, Series III (AMEX Symbol: CRL).

Richard Kadish, President of CAPREIT, stated "This is obviously a last ditch attempt on the part of Dominium to stop a transaction as to which they were unwilling and incapable of coming to the table with a better price for BAC holders, notwithstanding an eight month opportunity to do so. I am not entirely surprised by this bad faith attempt to sabotage the merger in view of the unwillingness of CAPREIT to agree to their request for greenmail payments in order to avoid this potentiality."

Mr. Kadish further commented, "Our attorneys are currently reviewing this matter with a view to putting a stop to these unwarranted and self-interested misstatements."

CAPREIT is one of the nations largest owners and managers of multi-family housing units throughout the United States.